FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2013

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 7, 2013, by Panasonic Corporation (the registrant), announcing Fujitsu and Panasonic to consolidate system LSI businesses in new company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: February 8, 2013

Fujitsu Limited

Panasonic Corporation

February 7, 2013

Fujitsu and Panasonic to Consolidate System LSI Businesses in New Company

Tokyo and Osaka, Japan, February 7, 2013 – Fujitsu Limited (“Fujitsu”) and Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that the two companies have signed a memorandum of understanding (MOU) to consolidate the design and development functions of the system LSI businesses of Panasonic and Fujitsu Semiconductor Limited (“Fujitsu Semiconductor”), a wholly owned subsidiary of Fujitsu. With the backing of capital contributions from third-party investors, Fujitsu and Panasonic will establish a new company under a fabless business model, enabling LSI design and development functions. At the same time, the two companies have agreed to discuss the transfer of business to the new company. In establishing the new integrated company, Development Bank of Japan Inc. (“DBJ”) has been asked to assist with investment and financing. Fujitsu and Panasonic are currently engaged in detailed discussions with the goal of promptly finalizing a contract.

1. Background and Objectives of the New Company

Fujitsu Semiconductor and Panasonic each possess advanced technologies and significant intellectual property in the field of system LSI devices, and have been supporting the products of customers both inside and outside Japan through the provision of advanced system LSI devices.

In recent years, however, as market conditions have rapidly deteriorated and overseas semiconductor manufacturers have risen in prominence, the system LSI businesses of Fujitsu Semiconductor and Panasonic have been facing a severe business environment.

In light of this situation, Fujitsu and Panasonic have both come to acknowledge that bringing together their respective advanced technologies and customer base is vital to build a competitive business globally. Focusing on system LSI marketing, design and development under a fabless model, Fujitsu and Panasonic aim to achieve future growth in system LSI businesses. For these reasons, the two companies have agreed to discuss the establishment of a new company.

With the new integrated company, Fujitsu and Panasonic plan to combine the technological prowess that they have long accumulated, while concentrating new investments on key fields to be a global top-level LSI company. Areas of focus include 1) High-performance solutions (high-performance servers and core technologies that support cloud infrastructure such as ultra-high-speed networks), 2) Visual and imaging solutions (next-generation DTV, applications for image recognition, etc.), and 3) Wireless solutions (mobile and extremely low-power wireless connectivity solutions that support ubiquitous networks). Deliberations are underway with DBJ regarding the procurement of investment funding for increasing global competitiveness in key fields.

2. Outline of the Memorandum of Understanding (MOU)

The outline of the MOU signed by Fujitsu and Panasonic is described below. Details regarding the new company have not been decided at the present time.

(1)	Fujitsu and Panasonic will consolidate the design and development functions of the system LSI businesses of Panasonic and Fujitsu Semiconductor and, with the backing of capital contributions from third-party investors, will establish a new company under a fabless business model, enabling LSI design and development functions. At the same time, the two companies have agreed to discuss the transfer of business to the new company.

(2)	Based on the technologies, know-how, and customer bases of Fujitsu Semiconductor and Panasonic, the new company will act as an independent entity and focus its management resources on product areas that are the forte of Fujitsu and Panasonic as it seeks to become a global leader.

3. Future Schedule

Fujitsu and Panasonic are currently engaged in detailed discussions with the goal of promptly finalizing a contract.

Press Contacts

Fujitsu Limited

Public and Investor Relations Division

Inquiries: https://www-s.fujitsu.com/global/news/contacts/inquiries/index.html

Panasonic Corporation

Corporate Finance & IR Group

(Tel: +81-6-6908-1121)

About Fujitsu

Fujitsu is the leading Japanese information and communication technology (ICT) company offering a full range of technology products, solutions and services. Over 170,000 Fujitsu people support customers in more than 100 countries. We use our experience and the power of ICT to shape the future of society with our customers. Fujitsu Limited (TSE:6702) reported consolidated revenues of 4.5 trillion yen (US$54 billion) for the fiscal year ended March 31, 2012. For more information, please see http://www.fujitsu.com.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products in three business fields, consumer, components & devices, and solutions. Based in Osaka, Japan, the company recorded consolidated net sales of 7.85 trillion yen for the year ended March 31, 2012. Panasonic’s stock is listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) Stock Exchanges. The company has the vision of becoming the No. 1 Green Innovation Company in the Electronics Industry by the 100th year of its founding in 2018. For more information on Panasonic, its brand and commitment to sustainability, visit the company’s website at http://panasonic.net/.

All company or product names mentioned herein are trademarks or registered trademarks of their respective owners. Information provided in this press release is accurate at time of publication and is subject to change without advance notice.

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